March 31, 2022

Tomasz Woźniak

Partner

+44.20.3201.5597

Email: tomasz.wozniak@morganlewis.com

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Selina Hospitality PLC (f/k/a Selina Holding Company, UK Societas)

Draft Registration Statement on Form F-4

Submitted February 8, 2022

CIK No. 0001909417

Dear Sir or Madam:

On behalf of our client, Selina Hospitality PLC (f/k/a Selina Holding Company, UK Societas) (the “Company” or “Selina”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 7, 2022, relating to the Company’s Draft Registration Statement on Form F-4 confidentially submitted to the Commission on February 8, 2022 (the “Registration Statement”).

On behalf of the Company, we are concurrently confidentially submitting via EDGAR an amended Draft Registration Statement on Form F-4 (the “Amendment”). We are providing to the Staff, by overnight delivery, a courtesy package containing copies of this letter and the Amendment, including versions that are marked to show changes to the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Please note that our responses below, insofar as relevant information relates to BOA Acquisition Corp., a Delaware corporation (“BOA”), or matters arising from BOA’s participation in the preparation of the Registration Statement and the Amendment, are based on our discussions with and information received from BOA or its counsel, King & Spaulding, LLP, who have similarly participated in the preparation and review of this response letter.

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the numbered comments and headings in the Staff’s letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment. The page numbers in the italicized captions refer to pages in the Registration Statement, while the page numbers in the Company’s responses refer to page numbers in the Amendment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment.

Morgan, Lewis & Bockius UK LLP is a limited liability partnership registered in England and Wales under number OC378797 with its registered office at Condor House, 5-10 St. Paul’s Churchyard, London EC4M 8AL and is a law firm authorised and regulated by the Solicitors Regulation Authority, whose rules can be accessed at rules.sra.org.uk. Our SRA authorisation number is 615176. We use the word “partner” to refer to a member of the LLP. A list of the members of Morgan, Lewis & Bockius UK LLP is available for inspection at the above address. Further information about Morgan Lewis can be found on www.morganlewis.com.

U.S. Securities and Exchange Commission

March 31, 2022

Questions and Answers About the Business Combination and the Special Meeting, page 7

1.

Please revise your sensitivity analysis disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 10, 34 and 102 of the Amendment.

2.

We note your disclosure on page 11 that the sponsor and the officers and directors of BOA agreed to waive their redemption rights with respect to their shares of BOA common stock. Please describe any consideration provided in exchange for this agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 13, 99 and 123 of the Amendment to disclose that the Initial Stockholders, including the Sponsor and the officers and directors of BOA, entered into the insider letter agreement at the time of the IPO, and, concurrently with the execution of the Business Combination Agreement, the Sponsor and the officers and directors of BOA entered into a letter agreement with BOA and Selina (the “Sponsor Letter Agreement”). Pursuant to the Sponsor Letter Agreement, the Sponsor and the officers and directors of BOA have agreed to waive their redemption rights with respect to their shares of BOA Common Stock in connection with the consummation of the Business Combination and to vote in favor of the Business Combination. Such arrangements are designed to help facilitate the consummation of a business combination. The Initial Stockholders, including the Sponsor and the officers and directors of BOA, did not receive any separate consideration for the waiver of their redemption rights.

Summary, page 20

3.	Please disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement to purchase 5,545,000 PIPE Shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure in the Amendment accordingly. Bet on America Holdings LLC, an affiliate of the Sponsor, will participate in the private placement to purchase PIPE Shares as disclosed on the cover page, and pages 3 (definition of “PIPE Investment”), 4 (the definitions of “PIPE Investors” and “PIPE Shares”), 25, 32, 70, 114, 115, 125, 135, 193 and 223 of the Amendment. Neither BOA’s Sponsor nor any of BOA’s officers, directors or other affiliates will otherwise participate in the PIPE Investment.

4.	Please quantify Selina’s history of revenues and net losses since inception, as well as its accumulated deficit as of a recent date.

U.S. Securities and Exchange Commission

March 31, 2022

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 23 and 142 of the Amendment to indicate that the Company has had a history of net losses since inception. Additionally, when the information is available, the Company will provide the Company’s accumulated deficit as of December 31, 2021.

Interests of BOA Directors and Officers in the Business Combination, page 28

5.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. Additionally, please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company. Moreover, please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 21, 32, 71 and 124 of the Amendment.

6.

Please add a conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, Selina. Clarify how the board considered those conflicts in negotiating and recommending the business combination. We also note that your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to add a conflicts of interests discussion beginning on page 124 of the Amendment, which includes disclosure that is fully responsive to this comment.

Risk Factors, page 42

7.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

U.S. Securities and Exchange Commission

March 31, 2022

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added a risk factor on page 68 of the Amendment under the heading “Going public through a merger rather than an underwritten offering presents risks to unaffiliated investors. Subsequent to completion of the Business Combination, Selina may be required to take write-downs or write-offs, restructure its operations, or take impairment or other charges, any of which could have a significant negative effect on Selina’s financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.”

8.

Please add a risk factor to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. We also note the disclosure starting on page 175 relating to the right of Selina security holders to convert their debt and/or warrants into Selina Ordinary Shares upon the occurrence of certain triggering events, such as a qualifying equity financing or the consummation of the business combination. If these security holders are able to convert their securities in connection with the business combination or PIPE Investment, please disclose the potential dilution to non-redeeming shareholders. Also quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. Finally, it appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added a risk factor on page 78 of the Amendment under the heading “BOA Stockholders will experience dilution as a consequence of, among other transactions, the consummation of the transactions contemplated by the Business Combination. Having a minority share position will reduce the influence that BOA Stockholders have on the management of Selina.”

9.

We note that upon the completion of the business combination all BOA Acquisition Corp. warrants that have not been exercised will become Selina warrants that may be exercised to purchase one Selina ordinary share. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

U.S. Securities and Exchange Commission

March 31, 2022

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to add a discussion of the Selina Warrants after giving effect to the Business Combination Agreement. Such disclosure begins on pages 15 and 258 of the Amendment.

Background of the Business Combination, page 94

10.

We note on page 99 disclosure that a presentation was provided to the PIPE investors. Please disclose whether the projections provided in the PIPE investor presentation are materially similar to those provided in this filing. For example, we note that Selina’s financial projections provided in the Rule 425 prospectus filed on January 20, 2022 by BOA Acquisition Corp. contain projections for the year 2025, whereas page 106 of the filing only reflects projections for the years 2022, 2023, and 2024. If different sets of projections were prepared for different reasons and delivered to different investors, please disclose and explain the reasons for such different projections.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Projections provided to the BOA Board are substantively identical to the projected financial information prepared by the Company and presented to proposed investors in the PIPE. After the announcement of the Business Combination, BOA and the Company continued to engage with potential investors in Selina and included financial information for the fiscal year ending 2025 for presentation to such potential investors. The projected financial information for the fiscal year ending 2025 was prepared in good faith by the Company’s management based on their reasonable estimates and assumptions with respect to the expected future financial performance of the Company, substantially all of which are identical to those estimates and assumptions made in connection with the preparation of the Projections.

Certain Projected Financial Information, page 106

11.	Please address the following with respect to the projections on page 106 of your filing:

•

Please expand your disclosure to include a narrative discussion of the adjustments made to arrive at the non-IFRS measures of Selina Unit Level EBITDA, Operating Income (Loss) before Corporate Overhead and Adj. EBITDA from net loss.

Response. The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended its disclosure on page 118 of the Amendment to provide a narrative disclosure of its non-IFRS measures in respect of the Projections. In furtherance of the foregoing and other of the Staff’s comments, the Company has modified its definitions of EBITDA, Adjusted EBITDA and Unit Level EBITDA, each as more fully described below in comment No. 14.

U.S. Securities and Exchange Commission

March 31, 2022

•	Clarify for us why Remote Year Revenue is included in Selina Unit Level EBITDA but Remote Year Operating Expenses appear to be excluded from the measure.

Response. The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended its disclosure on page 118 of the Amendment. Selina Unit Level EBITDA is not impacted by revenue of Remote Year and the Company has updated the presentation of the same to make the Company’s disclosure clearer.

•	Expand your disclosure to include a discussion of the types of costs excluded from your non-IFRS measures and the historic significance of these costs to your operations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 119 of the Amendment.

12.

On page 107 you describe various matters underlying the projections in which Selina’s management made estimates and assumptions, including future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market and financial conditions and matters specific to the businesses of Selina. Please revise your disclosure to include detailed quantitative and qualitative disclosure regarding the material underlying assumptions, conclusions and limitations of the projections. Additionally, please disclose whether the projections are in line with historic operating trends; if not, address why the projections are reasonable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure provide quantitative and qualitative disclosure in respect of the underlying assumptions, conclusions and limitations of the Projections. Such disclosure begins on page 120 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Selina Key Trends and Factors Affecting the Results of Selina’s Operations, page 162

13.

If known, please discuss any trends relating to Selina’s labor costs that are reasonably likely to have a material effect on Selina’s profitability. We note the disclosure on page 167 that “Selina expects its payroll and employee expenses to decrease as a percentage of revenues as Selina continues to institute labor efficiency strategies including the application of technology to manage labor resources.” See Item 5.D of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 185 of the Amendment to include further assumptions and explanations underlying the Company’s expectations that its payroll and employee expenses will decrease as a percentage of revenue in the future. However, the Company’s management does not currently view such items, by themselves, to be material or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition.

U.S. Securities and Exchange Commission

March 31, 2022

Non-IFRS Financial Measures, page 172

14.	Please address the following with respect to your non-IFRS measures:

•

It appears your calculation of EBITDA excludes non-operational income, net and impairments. Please explain to us how your calculation complies with question 103.01 of the Compliance & Disclosure Interpretations related to Non-GAAP Financial Measures.

Response. The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the definition of EBITDA in the Amendment to mean “IFRS profit (loss) from operations excluding impact of income taxes, net interest expense, and depreciation and amortization.”

•

We note your calculations of Adjusted EBITDA and Unit-Level EBITDA exclude rent expense. Please explain to us how you determined this would be an appropriate adjustment to arrive at your non-IFRS financial measures. Reference is made to question 100.01 of the C&DI related to Non-GAAP Financial Measures.

Response. The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not exclude rent expense from the referenced non-IFRS measures. In accordance with IFRS 16, the Company’s rent expense is not included as a line item within the Company’s consolidated statement of profit or loss. Instead, leases are capitalized in accordance with IFRS 16 and the resulting right of use assets recognized therefrom are amortized through the depreciation and amortization line item, which is specifically excluded from the definition of EBITDA. Accordingly, EBITDA does not give effect to the Company’s rent expense. The Company’s definition of “Adjusted EBITDA” is intended to exclude the impact of IFRS 16 and treat rent expense as an operating expense as opposed to a depreciation and amortization of assets. For clarity, the Company has revised its definition of “Adjusted EBITDA” in the Amendment to mean “EBITDA, net non-operating and other income (expense), and impairment losses and further excluding non-cash stock-based compensation expense while adding back the annual rent expense on leases which have been capitalized under IFRS.”

•

We note your calculation of Unit-Level EBITDA excludes corporate overhead costs. Please provide us with a detailed schedule of these costs, tell us where they are located on your consolidated statements of profit or loss, and explain to us why they are not costs directly related to the operation of your properties.

U.S. Securities and Exchange Commission

March 31, 2022

Response. The Company codes every profit and loss transaction to a general ledger account and to a cost center. The Company utilizes cost centers related to operations and cost centers related to corporate departments, such as global finance, global human resources, global legal, and global strategy. The Company calculates its corporate overhead figure by calculating profits and loss by corporate department. On its consolidated profits and loss, corporate overhead expense, can be found within the following cost line items: (i) payroll and employee expenses, (ii) marketing, promotion, and sales, (iii) legal and professional fees, (iv) insurance, utilities and other property maintenance costs, and (v) Software and IT information technology costs. Corporate overhead costs are excluded from Unit-Level EBITDA (now referred to within the Amendment as Unit-Level Contribution) in order to measure the sole profit generating ability of the units, without supporting corporate functions as corporate overhead costs are not directly attributable to an asset’s revenue generating ability. Management separate tracks corporate overhead costs, as it has historically remained relatively fixed.

Set forth below is a detailed scheduled of costs for the year ended December 31, 2020:

Cost Bucket	Amount ($)
Payroll	23,507,785
Consulting and Legal Fees	5,397,053
Human Resources, Technology and Administration	5,842,158
Sales and marketing	1,205,127
Corporate travel	1,023,266
Other G&A	314,188
Total	37,289,577

Management Following the Business Combination, page 195

15.

Please reconcile your corporate governance disclosure under this heading with your disclosure in the risk factor on page 57 “As Selina will be a “foreign private issuer” and intends to follow certain home country corporate governance practices…” Please make clear under this heading whether you intend to follow the practices specified in that risk factor.

U.S. Securities and Exchange Commission

March 31, 2022

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in connection with the transactions contemplated by the Business Combination Agreement the Company is undertaking a legal, corporate governance and internal controls and disclosure analysis. Upon completion of such analysis, the Company will identify any home country corporate governance practices it seeks to utilize. In the meantime, the Company has revised its disclosure on page 62 to clarify that the Company has not yet determined whether what, if any, home country corporate governance practices it may utilize in the future.

Certain Material U.S. Federal Income Tax Considerations, page 209

16.

We note your disclosure on page 212 that if the Section 7874 Percentage applicable to the business combination is at least 60% but less than 80%, Selina and certain of Selina’s shareholders may be subject to adverse tax consequences. Please provide risk factor disclosure or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added a risk factor on page 85 of the Amendment under the heading “The ability to utilize BOA’s tax attributes may be limited, and certain other adverse tax consequences may apply.”

17.

We note your disclosure that the business combination is intended to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code, although this treatment is not entirely free from doubt. You also state that if the business combination qualifies as a tax-free reorganization, U.S. Holders will generally not recognize gain or loss. Please disclose that you have received a tax opinion and file it as an exhibit. If the tax opinion is a “should” or “more likely than not” opinion, revise your risk factor disclosure on page 76 to discuss the opinion. For guidance, see Staff Legal Bulletin No. 19, Section III. Also clarify the federal income tax consequence disclosure on pages 12, 17 and 26.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure beginning on page 231 of the Amendment to specifically provide that neither the Company, BOA or any of their respective affiliates or representatives is providing any guidance as to the tax treatment of the Business Combination in any jurisdiction.

Security Ownership of Certain Beneficial Owners and Management of BOA and Selina, page 247

18.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 10, 34 and 102 of the Amendment to include a cross reference to the sensitivity analysis that has been added to the Amendment in response to comments from the Staff.

U.S. Securities and Exchange Commission

March 31, 2022

Enforceability of Civil Liability, page 252

19.

Please revise your disclosure to include all of the information required by Item 101(g) of Regulation S-K, including, for example, information regarding material jurisdictions, officers, directors and experts. Additionally, please make clear whether any treaties or reciprocity may exist with the United States and any material jurisdiction. We note, for example, your disclosure on page 244 under “Shareholder Suits.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 282 of the Amendment to include all of the information required by Item 101(g) of Regulation S-K and a further discussions of the applicability of United States reciprocity, treaties or similar arrangements.

U.S. Securities and Exchange Commission

March 31, 2022

Thank you for your prompt attention to the Company’s response to the Staff’s comments. Please do not hesitate to contact me by telephone at +44.20.3201.5597 or Benjamin Stein at +1.617.341.7775 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tomasz Woźniak
Tomasz Woźniak
Partner
Morgan, Lewis & Bockius UK LLP

cc:	Rafael Museri, Selina Hospitality PLC

Jon Grech, Selina Hospitality PLC

Zachary Davis, King & Spauling LLP